Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
AXCELIS TECHNOLOGIES, INC.

Axcelis Technologies, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

1.     The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting Section 4.1 thereof and inserting the following in lieu thereof:

4.1 .  Authorized Capitalization. The total number of all shares of capital stock which the Corporation shall have the authority to issue is 105,000,000 shares consisting of: (i) 75,000,000 shares of Common Stock, par value of $0.001 per share; and (ii) 30,000,000 shares of Preferred Stock, par value of $0.001 per share.

Effective as of 6:00 p.m., Eastern time, on June 30, 2016 (the “Effective Time”), each four (4) shares of the Corporation’s Common Stock, par value $0.001 per share, issued and outstanding or held by the Corporation as treasury stock shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one fully-paid and nonassessable share of Common Stock, par value $0.001 per share, of the corporation. No fractional shares shall be issued as a result of such combination and, in lieu thereof, the Corporation’s transfer agent or a broker designated by the Corporation shall aggregate all fractional shares and sell them as soon as practicable after the Effective Time at the then prevailing prices on the open market, on behalf of those stockholders who would otherwise be entitled to receive fractional shares. After completion of such sale, such stockholders shall receive in cash their respective pro rata shares of the total net proceeds of that sale.

2.     The foregoing amendment was duly adopted by the Board of Directors and the stockholders of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware and the Amended and Restated Certificate of Incorporation.

IN WITNESS WHEREOF, Axcelis Technologies, Inc. has caused this Certificate of Amendment to be executed by a duly authorized officer on this 23rd day of May, 2016.

AXCELIS TECHNOLOGIES, INC.

By:	/s/ Lynnette C. Fallon
Name:	Lynnette C. Fallon
Title:	EVP HR/Legal, General Counsel and Secretary